

November 6, 2014

<u>Via E-mail</u>

Anish Bhatnagar
Chief Executive Officer
Capnia, Inc.
3 Twin Dolphin Drive, Suite 160
Redwood City, CA 94065

> **Re: Capnia, Inc.**
> **Amendment No. 10 to Registration Statement on Form S-1**
> **Filed November 4, 2014**
> **File No. 333-196635**

Dear Mr. Bhatnagar:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comments, we may have additional comments.

<u>A significant number of our shares…, page 49</u>

1. Your revised disclosure indicates that the number of shares issuable upon exercise of the Series B Warrant could be "significantly in excess" of the 1,550,000 common shares that initially underlie these warrants. Accordingly, please revise your risk factor disclosure to explain the extent of the potential dilution to your common stock that could result from Series B warrant exercises during the period when the "Further Cashless Exercise" feature is applicable. With reference to your disclosure on page 142, please also revise the risk factor to explain that the exercise price would be discounted to the prevailing market price of your common stock. Discuss the negative impact to your stock price that could result from discounted exercises and sales of a significant number of your common shares. Please also revise your Summary disclosure to highlight these risks.

Capitalization, page 58

2.   Please revise to disclose the nature of the Series B Warrant liability and explain how you determined the amount. Please also provide us with a reconciliation of the pro forma and pro forma as adjusted total stockholders' equity amounts on page 58.

Series A Warrants and Series B Warrants Issued as Part of the Units, page 141

3.   Please revise your disclosure in the final paragraph on page 142 to clarify how to calculate the number of shares exercisable between months four and fifteen. Please also illustrate how many shares could be issued based on specific decreases to the market price of your shares.

4.   We note that you seek to register one common share underlying each Series B warrant and, as such, it appears that the registration statement would not cover all of the shares potentially issuable pursuant to the Further Cashless Exercise provision contained in section 3.3.3. To the extent that holders could receive exercised shares that are not freely tradable, please revise your disclosures here and in the Summary to highlight limitations on holders' ability to sell their securities. Please also disclose the beneficial ownership limitations contained in section 3.4 of the Series B Warrant Agreement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeanne Bennett at (202) 551-3606 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc (via email): Elton Satusky, Esq. - Wilson Sonsini Goodrich & Rosati